UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 20, 2004

AssistGlobal Technologies Corp.

 (Translation of registrant's name into English)

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   [X]

Form 40-F  [   ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  [X]

No  [   ]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-3679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AssistGlobal Technologies Corp.

(Registrant)

"Sokhie Puar"

Date:   May 20, 2004

_________________________________

Mr. Sokhie Puar, Director

SECTION 302 CERTIFICATIONS

I, Catherine Stauber, certify that:

1.

I have reviewed this report for the fiscal year ended December 31, 2003 of AssistGlobal Technologies  Corp.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statement, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the small business issuer's internal control over financial reporting; and

5.

The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's control over financial reporting.

Date:  May 19, 2004

By: /s/ Catherine Stauber

Catherine Stauber

Chief Executive Officer

SECTION 302 CERTIFICATIONS

I, Praveen Varshney, certify that:

1.

I have reviewed this report for the fiscal year ended December 31, 2003 of AssistGlobal Technologies Corp.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statement, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the small business issuer's internal control over financial reporting; and

5.

The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's control over financial reporting.

Date:  May 19, 2004

By: /s/ Praveen Varshney

Praveen Varshney

Chief Financial Officer

ASSISTGLOBAL TECHNOLOGIES CORP.

#1304 - 925 W. Georgia Street

Vancouver, BC

V6C 3L2

Tel: 604-684-2181

NOTICE OF ANNUAL AND SPECIAL MEETING OF MEMBERS

TAKE NOTICE that the Annual and Special Meeting of Members of AssistGlobal Technologies Corp., (the "Company") will be held at Suite 1200 - 750 West Pender Street, Vancouver, British Columbia, on:

June 16, 2004

at the hour of 9:30 in the forenoon (Vancouver time) for the following purposes:

1.

to receive the Report of the Directors;

2.

to receive the financial statements of the Company for its fiscal year ended December 31, 2003 and the report of the Auditors thereon;

3.

to fix the number of Directors at five (5);

4.

to elect Directors;

5.

to appoint LDMB Advisors Inc., Chartered Accountants, as auditors and to authorize the Directors to fix their remuneration;

6.

to authorize and approve the implementation by the Board of Directors of a stock option plan on the basis set out in the Information Circular;

7.

to consider and, if thought advisable, to pass, with or without amendment, a special resolution to alter the Notice of Articles of the Company to remove the application of the Pre-existing Company Provisions (as defined in the Business Corporations Act (British Columbia);

8.

to consider and, if thought advisable, to pass, with or without amendment, a special resolution to increase the authorized capital to an unlimited number of common shares, all without par value;

9.

to consider and, if thought advisable, to pass, with or without amendment, a special resolution to adopt new Articles for the Company; and

10.

to transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice are an Information Circular and Proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 12th day of May, 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

"CATHERINE M. STAUBER "

DIRECTOR & CHIEF EXECUTIVE OFFICER

ASSISTGLOBAL TECHNOLOGIES CORP.

#1304 - 925 W. Georgia Street

Vancouver, BC

V6C 3L2

Tel: 604-684-2181

INFORMATION CIRCULAR AS AT MAY 12, 2004

PERSONS MAKING THE SOLICITATION

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF ASSISTGLOBAL TECHNOLOGIES CORP. ("the Company") for use at the Annual and Special Meeting of shareholders of the Company to be held on June 16, 2004 and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting.  Except where otherwise indicated, the information contained is stated as of May 12, 2004.

All cost of this solicitation will be borne by the Company.  In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit proxies personally, by telephone or telegraph, but will not receive compensation for so doing.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management proxyholder").  A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.  A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting.

REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing

(a)

executed by the shareholder or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer, or attorney, of the corporation; and

(b)

delivered either to the registered office of the company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment of it, or in any other manner provided by law.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for.  In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy.  In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting.  At present, Management of the Company knows of no such amendments, variations or other matters.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's Registrar and Transfer Agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On May 12, 2004 there were 17,423,343 common shares issued and outstanding, each share carrying the right to one vote.  Only shareholders of record at the Close of Business on May 12, 2004 will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof.  Each person shall have one vote for each share held.

To the knowledge of the Directors or Senior Officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:

Name and Address	Number of Shares	Approximate Percentage of Total Issued
Geoffrey Dryer	3,817,756	22%
440819 B.C. Inc.(1)	3,817,756	22%

(1)

440819 B.C. Inc. is a private company owned by Catherine Stauber, director of the Company.

ELECTION OF DIRECTORS

Management proposes to fix the number of Directors of the Company at five (5) and to nominate the persons listed below for election as Directors.  Each Director will hold office until the next Annual General Meeting, unless his office is earlier vacated.  Management does not contemplate that any of the nominees will be unable to serve as a director.  In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.

Name and Present Office Held	Director Since	# of Shares Benefi-cially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised at the Date of This Information Circular	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years
SOKHIE PUAR(1) Richmond, BC DIRECTOR	September 9, 2003	100,000 Shares	President of SNJ Capital Ltd. since September, 1999; Registered Representative, Canaccord Capital Corporation from 1987 to 1998.
GEOFFREY DRYER Port Coquitlam, BC PRESIDENT, CHIEF TECHNOLOGY OFFICER & DIRECTOR	September 9, 2003	3,817,756 Shares	President and Chief Technical Officer of AssistGlobal Inc.; Formerly President of G& S Cad Solutions Ltd.
CATHERINE M. STAUBER Comox, BC CHIEF EXECUTIVE OFFICER & DIRECTOR	September 9, 2003	3,817,756 Shares(2)	Managing Director of AssistGlobal Inc. since 2000; President of 440819 B.C. Inc.; Formerly President of Giant Bay Resources Inc., a former Toronto Stock Exchange and NASDAQ listed company.
PRAVEEN K. VARSHNEY(1) Vancouver, BC CHIEF FINANCIAL OFFICER & DIRECTOR	September 2, 1999 and from September 4, 1991 to May 13, 1997	103,583 Shares	Principal, Varshney Capital Corp. since January, 2000; Director and Officer of various publicly traded companies; formerly Principal of Varshney Chowdhry Group of Companies.
ROBERT C. VISSER(1) Huntington, New York DIRECTOR	September 9, 2003	572,663 Shares	Registered Architect; President of Visser Software Services.

(1)

Member of Audit Committee. Mr. Visser is Chair of the Company's Audit Committee.

(2)

These shares are held by 440819 B.C. Inc., a private company owned by Catherine Stauber.

Mr. Puar is Chair of the Company's Compensation Committee.  The Company's Compensation Committee consists of Sokhie Puar, Robert Visser and Praveen Varshney.

Ms. Stauber is Chair of the Company's Corporate Governance Committee.  The Company's Corporate Governance Committee consists of Catherine Stauber, Geoffrey Dryer, Sokhie Puar, Robert Visser and Praveen Varshney.

NOTES:

(a)

The information as to shareholdings has been furnished by the respective nominees.

(b)

Except as indicated in the table, each of the above nominees is now a director of the Company and was so elected at the preceding Annual General Meeting.

EXECUTIVE COMPENSATION

For purposes of this section:

"executive officer" of the Company means an individual who at any time during the year was the chairman or a vice-chairman of the board of directors, where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of the Company or of a subsidiary or other person who performed a policy-making function in respect of the Company;

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

Summary of Compensation Table

The following table is a summary of the compensation paid to the chief executive officer of the Company and each Executive Officer who earned over $100,000 in total salary and bonus during the three most recently completed financial years, for services rendered to the Company or a subsidiary of the Company.

(1)

Pursuant to a management agreement dated August 1, 2003, between the Company and Varshney Capital Corp. ("VCC"), the Company paid an aggregate of $25,000, being $5,000 per month to VCC during the fiscal year ended December 31, 2003. VCC is a B.C. private company of which Praveen Varshney, Chief Financial Officer and a director of the Company, and Peeyush Varshney, Corporate Secretary of the Company, are directors.

(2)

For management and administrative services performed by O.M. Management Ltd., a company owned 100% by Praveen K. Varshney as to $15,000 for management fees and as to $6,000 for administrative services.  Pursuant to a management and administrative services agreement dated January 1, 2000 and amended June 1, 2002, the Company pays to O.M. Management Ltd., $2,500 per month for management services and $1,000 for per month for administrative services. Effective December 31, 2002, the management and administrative agreement was terminated.

(3)

Adjusted to reflect 3:1 share consolidation.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

There were no long term incentive plans in place for the Executive Officers of the Company during the most recently completed financial year.

Options/SARs Granted During The Most Recently Completed Financial Year

The following options/SAR were granted to the Executive Officers during the financial year ended December 31, 2003:

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/ SAR's Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
GEOFFREY DRYER President	100,000	7.52%	US$0.30	US$0.20	December 9, 2008
CATHERINE M. STAUBER Chief Executive Officer	100,000	7.52%	US$0.30	US$0.20	December 9, 2008
PRAVEEN VARSHNEY Chief Financial Officer	100,000	7.52%	US$0.30	US$0.20	December 9, 2008

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year

And Financial Year-End Option/SAR Values

The following options/SAR were exercised by the Executive Officers during the financial year ended December 31, 2003:

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at financial year end (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the-Money Options/SARs at Financial Year End ($) Exercisable/ Unexercisable (e)
GEOFFREY DRYER President	nil	$nil	100,000	$nil
CATHERINE M. STAUBER Chief Executive Officer	nil	$nil	100,000	$nil
PRAVEEN VARSHNEY Chief Financial Officer	nil	$nil	115,000	$nil

Option And SAR Repricings

There were no options repriced for the Executive Officers during the financial year ended December 31, 2003.

Termination of Employment, Change in Responsibilites and Employment Contracts

No employment contract exists between the Company and the Executive Officers save for the following:

1.

Pursuant to a management contract dated January 1, 2004, between the Company's subsidiary, AssistGlobal Inc. ("AssistGlobal") and Catherine Stauber, the Company pays $75,000 per annum to Catherine Stauber.  The contract is for a term of three years.  If the contact is terminated prior to its term, all shares owned directly or indirectly by Catherine Stauber shall be relinquished to AssistGlobal.

2.

Pursuant to a management contract dated January 1, 2004, between the Company's subsidiary, AssistGlobal Inc. ("AssistGlobal") and Geoffrey Dryer, the Company pays $92,000 per annum to Geoffrey Dryer.  The contract is for a term of three years.  If the contact is terminated prior to its term, all shares owned directly or indirectly by Geoffrey Dryer shall be relinquished to AssistGlobal.

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation Of Directors

The Company has not paid any compensation to the Directors for their services as Directors during the most recently completed fiscal year and has no standard arrangement to compensate them for such services other than the granting of Director Stock Options.  However, the Company pays $5,000 a month for management services performed by Varshney Capital Corp. ("VCC") and $5,000 a month for consulting services performed by SNJ Capital Ltd. ("SNJ").  For the year ended December 31, 2003, $25,000 was paid to VCC and $25,000 was paid to SNJ.  VCC is a B.C. private company of which Praveen Varshney, Chief Financial Officer and a director of the Company, and Peeyush Varshney, Corporate Secretary of the Company, are directors. SNJ is a B.C. private company of which Sokhie Puar is a director.

Since the commencement of the Company's last completed financial year the following options to purchase common shares of the Company were granted to directors, who were not Executive Officers:

Directors	Total No. of Shares	Date of Grant	Price	Expiry Date
Robert Visser	100,000	December 9, 2003	US$0.30	December 9, 2008
Sokhie Puar	100,000	December 9, 2003	US$0.30	December 9, 2008

The price range of securities traded in the 30 day period prior to the grant was US$0.20 to US$0.25.

Since the commencement of the Company's last completed financial year no options to purchase common shares of the Company were exercised by directors, who were not Executive Officers.

MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone other than Directors or Executive Officers of the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

None of the Directors, Senior Officers, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, nominee for election as a Director, or associate or affiliate of them, has any material beneficial interest, in any transaction since the commencement of the Company's last  financial year or in any proposed transaction, which has or will materially affect the Company save for the following:

(a)

A director, officer and a company controlled by a director purchased an aggregate of 420,000 shares of the Company at $0.16 per share pursuant to a private placement.

(b)

The Company entered into a share exchange agreement dated July 6, 2003 and a share exchange agreement addendum with AssistGlobal Inc. ("AssistGlobal") and all of the shareholders of AssistGlobal wherein the Company acquired all of the issued and outstanding shares of AssistGlobal in exchange for the issuance of 10,350,000 common shares of the Company at a deemed price of $0.35 per share. Geoffrey Dryer, Robert Visser and Catherine Stauber, directors of the Company were shareholders of AssistGlobal and received, Geoffrey Dryer, as to 3,817,756 shares, Robert Visser as to 572,663 shares and 440819 B.C. Inc., a private company owned by Catherine Stauber as to 3,817,756 shares of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.  For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

APPOINTMENT OF AUDITORS

Management is recommending that shareholders vote to appoint LDMB Advisors Inc., Chartered Accountants, 6345 - 197th Street, Langley, British Columbia, V2Y 1K8  as Auditors for the Company and to authorize the Directors to fix their remuneration.  LDMB Advisors Inc., Chartered Accountants were first appointed as Auditors for the Company on September 9, 2003.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

Management is seeking shareholder approval for the adoption of a new stock option plan (the "Plan") and the approval of the number of shares reserved for issuance under the Plan in accordance with and subject to the rules and policies of the Canadian Trading & Quotation System Inc. ("CNQ").  The Board of Directors of the Company has established an incentive stock option plan (the "Plan") reserving up to a maximum of 20% of the issued shares of the Company.  The purpose of the Plan is to provide incentive to employees, directors, officers, management companies and consultants who provide services to the Company and reduce the cash compensation the Company would otherwise have to pay.

It is proposed that a total of 3,484,000 common shares will be reserved for issuance pursuant to the exercise of options granted under the Plan (including all options granted by the Company prior to the adoption of the Plan).  The Company has historically granted options under its 2002 stock option plan.  As of the date hereof, 1,587,333 common shares are reserved for issuance pursuant to the exercise of outstanding stock options.  Any new options will be granted under the Plan.

Terms of the Stock Option Plan

A full copy of the Plan will be available at the Annual General Meeting for review by shareholders. Shareholders may also obtain copies of the Plan from the Company prior to the meeting on written request. The following is a summary of the material terms of the Plan:

Number of Shares Reserved. The number of common shares which may be issued pursuant to options granted under the Plan shall not at any time exceed 3,484,000 issued and outstanding common shares without par value in the capital of the Company (including all options granted by the Company prior to the adoption of the Plan).

Maximum Term of Options.  The term of any options granted under the Plan is fixed by the Board of Directors and may not exceed five years from the date of grant.  The options are non-assignable and non-transferable.

Exercise Price.  The exercise price of options granted under the Plan is determined by the Board of Directors, provided that it is not less than the price permitted by the CNQ, or, if the shares are no longer listed on the CNQ, then such other exchange or quotation system on which the shares are listed or quoted for trading.

Amendment.

The terms of an option may not be amended once issued under CNQ requirements. If an option is cancelled prior to the expiry date, the Company shall not grant new options to the same person until 30 days have elapsed from the date of cancellation.

Vesting.  Vesting, if any, and other terms and conditions relating to such options shall be determined by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time and in accordance with CNQ requirements.

Termination.  Any options granted pursuant to the Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, or employee of the Company or any of its affiliates, and within generally 30 days of the option holder ceasing to act as an employee engaged in investor relations activities, unless such cessation is on account of death.  If such cessation is on account of death, the options terminate on the first anniversary of such cessation.  If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately.  Options that have been cancelled or that have expired without having been exercised shall continue to be issuable under the Plan.  The Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision, conversion or exchange of Company's shares.

Administration.  The Plan is administered by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time.

Board Discretion.  The Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time and in accordance with CNQ requirements.

The Plan must receive disinterested shareholder approval if the number of shares reserved for issuance under the Plan to be granted to Insiders of the Company exceeds 10% of the outstanding Common shares of the Company.  Although the Company has not yet granted all of the options eligible to be granted under the Plan, it is likely that the number of options ultimately granted to Insiders of the Company under the Plan will exceed 10% of the number of outstanding common shares.

In order for the resolution to be approved by disinterested shareholders, the Plan must be approved by a majority of votes cast on the resolution by all shareholders excluding votes attached to shares beneficially owned by:

(i)

insiders to whom options may be granted under the Plan; and

(ii)

associates of such persons referred to in subparagraph (i).

Disinterested shareholders (being a simple majority of the votes cast by the shareholders who are not insiders of the Company or associates of such insiders) will be asked to approve the following resolution:

"BE IT RESOLVED that the Stock Option Plan be and it is hereby approved, that in connection therewith 3,484,000 common shares be approved for granting as options and that the board of directors be and they are hereby authorized, without further shareholder approval, to make such changes to the Stock Option Plan as may be required or approved by regulatory authorities."

As at May 12, 2004, the record date, the Company had a total of 17,423,343 common shares issued and outstanding. To the best of the knowledge of management, insiders and their associates beneficially own a total of 8,411,758 common shares.  Accordingly, the number of shares held by disinterested shareholders will total 9,011,585.

New B.C. Corporations Act in Effect

Background

Effective March 29, 2004, the Business Corporations Act (British Columbia) (the "New Act") replaced the previous Company Act (British Columbia) (the "Old Act").   As a consequence, all BC companies are now governed under the New Act.

Some Key Differences between the Old Act and the New Act

  The New Act permits an unlimited authorized share capital, and shares may be created with or without par value.  The Old Act required that the authorized capital be fixed at a number approved by shareholders.

  There are no residency requirements for directors under the New Act.  The Old Act required that at least one director be a resident of British Columbia, and a majority resident in Canada.

  Special Resolutions of shareholders can now be passed by a minimum of a two-thirds majority at a meeting of shareholders, compared with a three-quarter majority required under the Old Act.

  General Meetings can now be held outside of British Columbia if the location is approved by resolution of the directors.  Under the Old Act, the meeting had to be held within British Columbia unless approval was obtained from the Registrar of Companies to hold the meeting elsewhere.

  The requirement to publish advance notice of election of directors has been removed under the New Act.

  The New Act provides for Shareholder proposals to be made at general meetings.  Generally, shareholders holding at least 1% of the voting shares can submit proposals to the Company three months prior to the anniversary of the last annual general meeting of shareholders of the Company.

  Under the New Act, dividends may be declared out of profits, capital or otherwise.  As well the  New Act does not automatically make directors liable to the company for the declaration of dividends while the company is insolvent;

  The New Act does not require that a company's offer to purchase or redemption of its own shares be made on a pro-rata basis to all shareholders.  Under the Old Act, the offer was required to be made pro-rata.

  The New Act permits a company to indemnify its directors without court approval, and may also require re-imbursement of expenses in certain cases for claims that are successfully defended.  Defence costs may also be advanced by a company in certain cases.

  All filings with the Registrar of Companies under the New Act will be made electronically, compared with paper filings required under the Old Act.

  Directors' and shareholders' meetings can be held by any form of communications medium permitted under the Articles, including Internet chat lines and telephones.  In addition, directors' consent resolutions can be passed in the manner provided under the Articles, including by email.

  A company may provide financial assistance in connection with the purchase of its shares under the New Act, which was not permitted under the Old Act.

  A company may in limited circumstances amalgamate with a foreign company under the New Act, without the requirement to first continue the second company into British Columbia.  Amalgamations no longer require court approval, although court approval can still be requested.

Companies Must Transition to the New Act

Every British Columbia company must transition to the New Act within two years from the coming into force of the New Act.  Company's that have not completed the transition cannot complete various corporate actions, including capital alterations or name changes.

In order to transition to the New Act, B.C. companies must file a Transition Application with the Registrar of Companies.  The Transition Application also contains a "Notice of Articles" which on filing will replace the corporate Memorandum.  Once transitioned, B.C. companies will no longer have a Memorandum.  The Notice of Articles will set out, amongst other things, the authorized share structure of the company and the names and addresses of the directors.  The Board of Directors has approved the filing of a Transition Application.

Under the New Act, a pre-existing B.C. company is not required to change its corporate Articles.  However most public companies will likely wish to do so in order to take advantage of the more permissive provisions of the New Act.

Resolutions Relating to the New Act that are Proposed to be Passed at the Meeting

Removal of Pre-Existing Company Provisions

Under the New Act, the Notice of Articles to be adopted by the Company must indicate that certain "Pre-Existing Company Provisions" or "PCPs" continue to apply to the Company unless such provisions are removed with the approval of the Company shareholders by way of special resolution.  Until removed, the PCPs will impose the following provisions relevant to the Company:

  the majority required to pass a special resolution is three-quarters of those votes cast at a properly constituted meeting of shareholders.  This is the majority that was required under the Old Act.  The New Act allows a special resolution to be passed by a minimum two-thirds vote.  The Company is proposing to reduce the requisite majority to pass a special resolution to two-thirds of the shares voted at a properly constituted meeting of shareholders; and

  a repurchase or redemption of shares can only be offered pro-rata to all shareholders.  This provision was required under the Old Act, and has been removed under the New Act.  The Company is proposing to remove this requirement.

The Board of Directors of the Company proposes to remove the PCPs in connection with the adoption by the Company of a new form of Articles that incorporates provisions permitted under the New Act.  The removal of the PCPs requires the affirmative vote of not less than 75% of the votes cast at the Meeting by shareholders of the Company, present in person or by proxy. Accordingly, the Company's shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution as follows:

"BE IT RESOLVED, as a Special Resolution, THAT:

(a)

the Pre-Existing Company Provisions set forth in Part 16 of the Regulations to the Business Corporations Act are hereby removed and no longer apply to the Company;

(b)

any director of the Company is authorized to instruct its agents to file a Notice of Alteration to a Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment; and

(c)

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

Increase of Authorized Capital

As now permitted by the New Act, the Company proposes to alter its Notice of Articles to increase the Company's authorized capital from 150,000,000 common shares without par value to an unlimited number of common shares without par value.  The Directors believe that limiting the authorized capital has no practical benefit to the Company, and may delay and add cost to future capital raising activities of the Company.  The New Act recognizes that companies should not be required to place limitations on their authorized capital, and accordingly the ability to maintain an unlimited authorized capital is one of the advantages offered by the New Act.

The Board of Directors of the Company proposes to increase the authorized capital to an unlimited number of common shares without par value.  The resolution to increase the authorized capital must be passed by not less than 75% of the votes cast by the shareholders present in person or by proxy at the Meeting.  Accordingly, the Company's shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution as follows:

"BE IT RESOLVED, as a Special Resolution, THAT:

(a)

the number of common shares authorized to be issued be increased to an unlimited number of common shares without nominal or par value and the Company's Notice of Articles be altered accordingly;

(b)

any director of the Company is instructed to authorize its agents to file a Notice of Alteration to a Notice of Articles with the Registrar of Companies along with all other necessary documents and take such further actions that may be necessary to effect the amendment; and

(c)

the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

Replacement of Articles

The Directors are seeking shareholder approval to replace the existing Articles (the "Old Articles") of the Company with a new form of Articles (the "New Articles") that take advantage of the greater flexibility provided under the New Act.

The Directors are recommending that the Company adopt the New Articles which in form and substance will be consistent with the terms and provisions of the New Act. The full text of the New Articles of the Company are attached hereto as Appendix A.

The following is a summary of certain key provisions contained in the New Articles that represent a change from the Old Articles:

1.

Shareholder Resolutions at Meetings:  the requisite majority to pass a special resolution at a meeting of shareholders is decreased from a three-quarters majority to a two-thirds majority;

2.

Shareholder Resolutions by Written Consent:  shareholders' may pass a resolution without a meeting by unanimous written consent in the case of a special resolution, or by consent of the shareholders holding two-thirds of the voting shares in the case of an ordinary resolution;

3.

Location of Shareholder Meeting: general meetings of shareholders of the Company can now, if the location is approved by directors' resolution, be held outside of British Columbia;

4.

Time of Shareholder Meeting: general meetings of shareholders of the Company are required to be held each calendar year and not more than fifteen months (rather than  thirteen months as was previously the case) after the holding of the last preceding annual general meeting;

5.

Redemption and Repurchase:  any offer by the Company to purchase or redeem its own shares, need not be made pro rata to all the shareholders;

6.

Resolutions Required to Effect Capital Alterations: Changes to the Company's capital structure may be effected by ordinary resolution, including the following changes:  creation or cancellation of one or more classes or series of shares, creation or removal of special rights and restrictions attaching to any class or series of shares, changing the authorized capital, consolidating or subdividing all or any of its issued or unissued shares, and other alterations to the share capital and authorized capital where permitted under the New Act;

7.

Change of Name:  the Company's name may be changed by ordinary resolution or resolution of the directors; and

8.

Director Indemnification:  the New Articles reflect the New Act provisions with respect to the indemnification of directors and officers and other eligible persons.  These include the removal of court approval of any agreement to indemnify a director or officer in most cases, as well as mandatory indemnification in certain eligible cases.

The Board of Directors of the Company proposes to adopt the New Articles.  The adoption of the new Articles requires the affirmative vote of not less than 75% of the votes cast at the Meeting by the Company shareholders, in person or by proxy.  Accordingly, the Company's shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution as follows:

"BE IT RESOLVED, as a Special Resolution, THAT:

(a)

the existing Articles of the Company be cancelled and the form of Articles, attached as Appendix A to the Company's Information Circular dated May 12, 2004, presented to the shareholders, be adopted as the Articles of the Company in substitution for, and to the exclusion of the existing Articles; and

(b)

Any director or officer of the Company, signing alone, be authorized to execute and deliver all such documents and instruments, including the new form of Articles, and to do such further acts, as may be necessary to give full effect to these resolutions or as may be required to carry out the full intent and meaning thereof."

The foregoing amendments to the Notice of Articles and Articles, if approved by the shareholders, shall each take effect immediately on the date and time the Notice of Alteration to a Notice of Articles is filed with the Registrar of Companies, and in the case of the Articles, upon their execution and delivery to the records office of the Company.  Note that Articles are no longer required to be filed with the Registrar of Companies.

OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at this Annual General Meeting.  However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

DATED at Vancouver, British Columbia, this 12th day of May, 2004.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in  which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ON BEHALF OF THE BOARD

"CATHERINE M. STAUBER"

__________________________________

CATHERINE M. STAUBER,

Director & Chief Executive Officer

         Appendix A

ARTICLES

OF

ASSISTGLOBAL TECHNOLOGIES CORP.

1.

Interpretation

2.

Shares and Share Certificates

3.

Issue of shares

4.

Share Registers

5.

Share Transfers

6.

Transmission of Shares

7.

Purchase and Redemption of Shares

8.

Borrowing Powers

9.

Alterations

10.

Meetings of Shareholders

11.

Proceedings at Meetings of Shareholders

12.

Votes of Shareholders

13.

Directors

14.

Election and Removal of Directors

15.

Alternate Directors

16.

Powers and Duties of Directors

17.

disclosure of Interest of Directors

18.

Proceedings of Directors

19.

Executive and Other Committees

20.

Officers

21.

Indemnification

22.

Dividends and Reserves

23.

Documents, Records and Reports

24.

Notices

25.

Seal

26.

Mechanical Reproduction of Signatures

27.

Prohibitions

Province of British Columbia

Business Corporations Act

ARTICLES OF ASSISTGLOBAL TECHNOLOGIES CORP.

(the "Company")

1.

INTERPRETATION

1.1

Definitions

In these Articles, unless the context otherwise requires:

(1)

"board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2)

"Business Corporations Act" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)

"legal personal representative" means the personal or other legal representative of the shareholder;

(4)

"registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(5)

"seal" means the seal of the Company, if any;

(6)

"solicitor of the Company" means any partner, associate or articled student of the law firm retained by the Company in respect of the matter in connection with which the term is used.

1.2

Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.

Shares and Share Certificates

2.1

Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2

Form of Share Certificate

Each share certificate issued by the Company shall be in such form as the directors may determine and approve and must comply with, and be signed as required by, the Business Corporations Act.

2.3

Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4

Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5

Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)

order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)

issue a replacement share certificate or acknowledgment, as the case may be.

2.6

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)

proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)

any indemnity the directors consider adequate.

2.7

Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8

Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9

Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.

Issue of Shares

3.1

Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2

Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3

Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4

Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)

consideration is provided to the Company for the issue of the share by one or more of the following:

(a)

past services performed for the Company;

(b)

property;

(c)

money; and

(2)

the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5

Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.

Share Registers

4.1

Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2

Closing Register

The Company must not at any time close its central securities register.

5.

Share Transfers

5.1

Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1)

an instrument of transfer, duly executed by the transferor or a duly authorized attorney of the transferor, in respect of the share has been received by the Company or its transfer agent;

(2)

if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company or its transfer agent;

(3)

if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company or its transfer agent; and

(4)

such other evidence, if any, as the directors or the transfer agent may require to prove the title of the transferor or his duly authorized attorney or the right to transfer the shares, and the right of the transferee to have the transfer registered.

5.2

Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3

Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4

Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)

in the name of the person named as transferee in that instrument of transfer; or

(2)

if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5

Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6

Transfer Agent

The Company may appoint one or more trust companies or agents as its transfer agent for the purpose of issuing, countersigning, registering, transferring and certifying the shares and share certificates of the Company.

5.7

Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.

Transmission of Shares

6.1

Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2

Rights of Legal Personal Representative

Subject to Article 6.1, on death or bankruptcy, the legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

6.3

Registration of Legal Personal Representative

ANY PERSON BECOMING ENTITLED TO A SHARE IN CONSEQUENCE OF THE DEATH OR BANKRUPTCY OF A SHAREHOLDER SHALL, UPON SUCH DOCUMENTS AND EVIDENCE BEING PRODUCED TO THE COMPANY AS THE BUSINESS CORPORATIONS ACT REQUIRES, OR WHO BECOMES ENTITLED TO SHARE AS A RESULT OF AN ORDER OF A COURT OF COMPETENT JURISDICTION OR A STATUTE HAS THE RIGHT EITHER TO BE REGISTERED AS A SHAREHOLDER IN HIS REPRESENTATIVE CAPACITY IN RESPECT OF SUCH SHARE, OR, IF HE IS A PERSONAL REPRESENTATIVE, INSTEAD OF BEING REGISTERED HIMSELF, TO MAKE SUCH TRANSFER OF THE SHARE AS THE DECEASED OR BANKRUPT PERSON COULD HAVE MADE; BUT THE DIRECTORS SHALL, AS REGARDS A TRANSFER BY A PERSONAL REPRESENTATIVE OR TRUSTEE IN BANKRUPTCY, HAVE THE SAME RIGHT, IF ANY, TO DECLINE OR SUSPEND REGISTRATION OF A TRANSFEREE AS THEY WOULD HAVE IN THE CASE OF A TRANSFER OF A SHARE BY THE DECEASED OR BANKRUPT PERSON BEFORE THE DEATH OR BANKRUPTCY.

7.

Purchase and Redemption of Shares

7.1

Company Authorized to Purchase or Redeem Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2

Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)

the Company is insolvent; or

(2)

making the payment or providing the consideration would render the Company insolvent.

7.3

Sale and Voting of Purchased Shares

If the Company retains a share purchased, redeemed or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)

is not entitled to vote the share at a meeting of its shareholders;

(2)

must not pay a dividend in respect of the share; and

(3)

must not make any other distribution in respect of the share.

8.

Borrowing Powers

The Company, if authorized by the directors, may:

(1)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

ANY BONDS, DEBENTURES OR OTHER DEBT OBLIGATIONS OF THE COMPANY MAY BE ISSUED AT A DISCOUNT, PREMIUM OR OTHERWISE, AND WITH ANY SPECIAL PRIVILEGES AS TO REDEMPTION, SURRENDER, DRAWINGS, ALLOTMENT OF OR CONVERSION INTO OR EXCHANGE FOR SHARES OR OTHER SECURITIES, ATTENDING AND VOTING AT GENERAL MEETINGS OF THE COMPANY, APPOINTMENT OF DIRECTORS OR OTHERWISE AND MAY BY THEIR TERMS BE ASSIGNABLE FREE FROM ANY EQUITIES BETWEEN THE COMPANY AND THE PERSON TO WHOM THEY WERE ISSUED OR ANY SUBSEQUENT HOLDER THEREOF, ALL AS THE DIRECTORS MAY DETERMINE.

9.

Alterations

9.1

Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may:

(1)

by ordinary resolution create one or more classes of shares or, if none of the shares of a class are allotted or issued, eliminate that class of shares;

(2)

by ordinary create one or more series of shares within a class or, if none of the shares of a series of shares are allotted or issued, eliminate that series of shares;

(3)

by ordinary resolution increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(4)

by ordinary resolution subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(5)

if the Company is authorized to issue shares of a class of shares with par value, by ordinary resolution:

(a)

decrease the par value of those shares; or

(b)

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(6)

by ordinary resolution change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(7)

by ordinary resolution alter the identifying name of any of its shares; or

(8)

by ordinary resolution or special resolution otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2

Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may:

(1)

by ordinary resolution create special rights and restrictions for, and attach those special rights and restrictions to, the shares of any class or series, whether or not any or all of those shares have been issued; and

(2)

by ordinary resolution vary or delete any special rights or restrictions attached to the shares of any class or series, whether or not any or all of those shares have been issued.

9.3

Change of Name

The Company may by ordinary resolution or directors' resolution authorize an alteration of its Notice of Articles in order to change its name.

9.4

Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10.

Meetings of Shareholders

10.1

Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and thereafter must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2

Consent Resolution Instead of Meeting of Shareholders

If all the shareholders who are entitled to vote at  an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution.  The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be  appropriate for the holding of the applicable annual general meeting.

10.3

Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4

Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors' resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

10.5

Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6

Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7

Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8

Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)

state the general nature of the special business; and

(2)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)

at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)

during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11.

Proceedings at Meetings of Shareholders

11.1

Special Business

At a meeting of shareholders, the following business is special business:

(1)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)

at an annual general meeting, all business is special business except for the following:

(a)

business relating to the conduct of or voting at the meeting;

(b)

consideration of any financial statements of the Company presented to the meeting;

(c)

consideration of any reports of the directors or auditor;

(d)

the setting or changing of the number of directors;

(e)

the election or appointment of directors;

(f)

the appointment of an auditor;

(g)

the setting of the remuneration of an auditor;

(h)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)

any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2

Majority Required for a Special Resolution

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3

Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person who is a shareholder, or who is otherwise permitted to vote shares of the Company at a meeting of shareholders pursuant to these articles, present in person or by proxy.

11.4

Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any solicitor for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.5

Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6

Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)

in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)

in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7

Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.6(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.8

Chair

The following individuals are entitled to preside as chair at a meeting of shareholders:

(1)

the chair of the board, if any; or

(2)

if no chair of the board exists or is present and willing to act as chair of the meeting, the president of the Company; or

(3)

if the chair of the board, and the president of the Company are absent or unwilling to act as chair of the meeting, the solicitor of the Company.

11.9

Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, and the solicitor of the Company is absent or unwilling to act as chair of the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10

Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11

Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12

Decisions by Show of Hands, Verbal Statements, or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.  In determining the result of a vote by show of hands, shareholders present by telephone or other communications medium in which all shareholders and proxy holders entitled to attend and participate in voting at the meeting are able to communicate with each other, may indicate their vote verbally or, otherwise in such manner as clearly evidences their vote and is accepted by the chair of the meeting.

11.13

Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14

Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15

Casting Vote

In case of an equality of votes either on a show of hands or on a poll, the chair of a meeting of shareholders will have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16

Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(1)

the poll must be taken:

(a)

at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)

in the manner, at the time and at the place that the chair of the meeting directs;

(2)

the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)

the demand for the poll may be withdrawn by the person who demanded it.

11.17

Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18

Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19

Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20

Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21

Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22

Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.

Votes of Shareholders

12.1

Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)

on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2

Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3

Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)

any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4

Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5

Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)

for that purpose, the instrument appointing a representative must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)

be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2)

if a representative is appointed under this Article 12.5:

(a)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)

the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6

Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7

Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8

Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9

When Proxy Holder Need Not Be Shareholder

A person who is appointed as a proxy holder need not be a shareholder of the Company.

12.10

Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)

unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11

Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)

at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)

by the chair of the meeting, before the vote is taken.

12.12

Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder-printed]

12.13

Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1)

received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)

provided, at the meeting, to the chair of the meeting.

12.14

Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)

if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)

if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15

Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.

Directors

13.1

First Directors; Number of Directors

If the Company is not a pre-existing company under the Business Corporations Act, the first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)

subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors if applicable;

(2)

if the Company is a public company, the greater of three and the most recently set of:

(a)

the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)

the number of directors set under Article 14.4;

(3)

if the Company is not a public company, the most recently set of:

(a)

the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)

the number of directors set under Article 14.4.

13.2

Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1)

the shareholders may contemporaneously elect or appoint the directors up to that number;

(2)

and if the shareholders do not contemporaneously elect or appoint the number of directors set resulting in vacancies, then the directors may appoint, or failing which the shareholders may elect or appoint, directors to fill those vacancies.

13.3

Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4

Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5

Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6

Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7

Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8

Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.

Election and Removal of Directors

14.1

Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors set under these Articles from time to time; and

(2)

all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2

Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)

that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)

that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)

with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3

Failure to Elect or Appoint Directors

If:

(1)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)

the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)

the date on which his or her successor is elected or appointed; and

(4)

the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4

Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5

Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6

Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7

Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, then failing the filling of any vacancies as set forth in Article 14.6, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8

Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1)

one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)

in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9

Ceasing to be a Director

A director ceases to be a director when:

(1)

the term of office of the director expires;

(2)

the director dies;

(3)

the director resigns as a director by notice in writing provided to the Company or a solicitor for the Company; or

(4)

the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10

Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11

Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.

Alternate Directors

15.1

Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2

Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3

Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1)

will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)

has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)

will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)

has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4

Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5

Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6

Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7

Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)

his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)

the alternate director dies;

(3)

the alternate director resigns as an alternate director by notice in writing provided to the Company or a solicitor for the Company;

(4)

the alternate director ceases to be qualified to act as a director; or

(5)

his or her appointor revokes the appointment of the alternate director.

15.8

Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.

Powers and Duties of Directors

16.1

Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2

Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.

Disclosure of Interest of Directors

17.1

Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2

Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3

Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4

Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5

Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6

No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7

Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8

Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.

Proceedings of Directors

18.1

Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2

Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3

Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)

the chair of the board, if any;

(2)

in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)

any other director chosen by the directors if:

(a)

neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)

neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)

the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4

Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5

Calling of Meetings

A director may, and the president, secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6

Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7

When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)

the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)

the director or alternate director, as the case may be, has waived notice of the meeting.

18.8

Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9

Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10

Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at a majority of the directors then in office or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11

Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12

Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.

Executive and Other Committees

19.1

Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1)

the power to fill vacancies in the board of directors;

(2)

the power to remove a director;

(3)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)

such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2

Appointment and Powers of Other Committees

The directors may, by resolution:

(1)

appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)

delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

(a)

the power to fill vacancies in the board of directors;

(b)

the power to remove a director;

(c)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)

the power to appoint or remove officers appointed by the directors; and

(3)

make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3

Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)

conform to any rules that may from time to time be imposed on it by the directors; and

(2)

report every act or thing done in exercise of those powers at such times as the directors may require.

19.4

Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)

revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)

terminate the appointment of, or change the membership of, the committee; and

(3)

fill vacancies in the committee.

19.5

Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)

the committee may meet and adjourn as it thinks proper;

(2)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)

a majority of the members of the committee constitutes a quorum of the committee; and

(4)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.

Officers

20.1

Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time,

terminate any such appointment.

20.2

Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)

determine the functions and duties of the officer;

(2)

entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)

revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3

Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4

Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.

Indemnification

21.1

Definitions

In this Article 21:

(1)

"eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)

"eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a)

is or may be joined as a party; or

(b)

is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)

"expenses" has the meaning set out in the Business Corporations Act.

21.2

Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3

Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4

Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5

Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)

is or was a director, alternate director, officer, employee or agent of the Company;

(2)

is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)

at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)

at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.

Dividends

22.1

Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2

Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3

No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4

Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5

Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6

Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)

set the value for distribution of specific assets;

(2)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)

vest any such specific assets in trustees for the persons entitled to the dividend.

22.7

When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8

Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9

Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10

Dividend Bears No Interest

No dividend bears interest against the Company.

22.11

Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12

Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13

Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23.

Documents, Records and Reports

23.1

Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2

Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24.

Notices

24.1

Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)

mail addressed to the person at the applicable address for that person as follows:

(a)

for a record mailed to a shareholder, the shareholder's registered address;

(b)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)

in any other case, the mailing address of the intended recipient;

(2)

delivery at the applicable address for that person as follows, addressed to the person:

(a)

for a record delivered to a shareholder, the shareholder's registered address;

(b)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)

in any other case, the delivery address of the intended recipient;

(3)

sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)

sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)

physical delivery to the intended recipient; and

(6)

delivery in such other manner as may be approved by the directors and reasonably evidenced.

24.2

Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3

Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4

Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5

Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)

mailing the record, addressed to them:

(a)

by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)

at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)

if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25.

Seal

25.1

Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)

any two directors;

(2)

any officer, together with any director;

(3)

if the Company only has one director, that director; or

(4)

any one or more directors or officers or persons as may be determined by the directors.

25.2

Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3

Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.

Mechanical Reproductions of Signatures

26.1

The signature of any officer, director, registrar, branch registrar, transfer agent or branch transfer agent of the Company, unless otherwise required by the Business Corporations Act or by these Articles, may, if authorized by the directors, be printed, lithographed, engraved or otherwise mechanically reproduced upon all instruments executed or issued by the Company or any officer thereof; and any instrument on which the signature of any such person is so reproduced shall be deemed to have been manually signed by such person whose signature is so reproduced and shall be as valid to all intents and purposes as if such instrument had been signed manually, and notwithstanding that the person whose signature is so reproduced may have ceased to hold the office that he is stated on such instrument to hold at the date or issue of such instrument.

26.2

The term "instrument" as used in Article 26.1 shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, agreements, releases, receipts and discharges for the payment of money or other obligations, shares and share warrants of the Company, bonds, debentures and other debt obligations of the Company, and all paper writings.

The foregoing constitute the Articles of the Company	Date of signing
Praveen K. Varshney, Chief Financial Officer & Director

ASSISTGLOBAL TECHNOLOGIES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

(Formerly IGN Internet Global Network Inc.)

DECEMBER 31, 2003

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

CONTENTS

DECEMBER 31, 2003

Page

AUDITORS' REPORT

1

FINANCIAL STATEMENTS

 Consolidated Balance Sheets

2

 Consolidated Statements of Operations

3

 Consolidated Statements of Shareholders' Equity

4

 Consolidated Statements of Cash Flows

5

 Notes to the Consolidated Financial Statements

6 - 13

AUDITORS' REPORT

To the Shareholders of:

Assistglobal Technologies Corp.

(Formerly IGN Internet Global Network Inc.)

We have audited the consolidated balance sheets of Assistglobal Technologies Corp. as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that in our opinion, these principles have been applied on a consistent basis.

"LDMB Advisors Inc."

Chartered Accountants

Langley, British Columbia

February 4, 2004

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31,	2003	2002

ASSETS
CURRENT
Cash and cash equivalents	$77,700	$5,856
Accounts receivable	123,883	115,380
Income taxes receivable	-	1,195
Prepaid expenses	23,420	-

	225,003	122,431
PROPERTY AND EQUIPMENT (Note 4)	43,527	36,548
INTANGIBLE ASSETS (Note 3(f))	1	1

	$268,531	$158,980

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$254,466	$96,004
Demand loan (Note 5)	100,000	100,000
Unearned revenue	69,890	14,445
Capital lease obligations, current portion (Note 6)	11,110	-

	435,466	210,449
CAPITAL LEASE OBLIGATIONS, NET OF
CURRENT PORTION (Note 6)	7,845	-
PROMISSORY NOTES PAYABLE, SHAREHOLDERS (Note 7)	50,000	50,000

	493,311	260,449

SHAREHOLDERS' EQUITY
Share capital (Note 8)	553,180	177,380
Additional paid-in capital	48,300	-
Deficit	(826,260)	(278,849)

	(224,780)	(101,469)

	$268,531	$158,980

COMMITMENTS (Note 12)
SUBSEQUENT EVENTS (Note 15)

APPROVED BY THE DIRECTORS:

"Sokhie Puar"____________ Director	"Catherine Stauber"____ Director

The accompanying notes are an integral part of these consolidated financial statements.

2.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,	2003	2002

REVENUE	$651,290	$495,322

DIRECT COSTS	478,167	350,260

GROSS PROFIT	173,123	145,062

EXPENSES
Advertising and promotion	17,253	10,162
Amortization	20,406	21,860
Bank charges and foreign exchange	19,951	5,380
Interest on capital lease obligations	1,005	-
Management and consulting fees:
Incurred	143,218	82,242
Stock-based compensation	48,300	-
Office and administration	16,828	12,967
Professional fees	91,878	73,161
Regulatory and share transfer fees	21,435	-
Rent and occupancy costs	25,246	19,440
Telephone	9,320	12,658
Travel	32,600	35,376
Wages and benefits	22,620	55,766

	470,060	329,012

LOSS BEFORE OTHER INCOME	(296,937)	(183,950)

OTHER INCOME	(481)	-

LOSS BEFORE EXTRAORDINARY ITEM	(296,456)	(183,950)
EXTRAORDINARY GAIN ON SETTLEMENT OF DEBT	-	(45,000)

LOSS BEFORE INCOME TAXES	(296,456)	(138,950)
RECOVERY OF INCOME TAXES (Note 10(a))	-	(744)

NET LOSS	$(296,456)	$(138,206)

LOSS PER SHARE BEFORE EXTRAORDINARY ITEM	(0.02)	(0.02)

LOSS PER SHARE	(0.02)	(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	14,890,898	11,100,000

The accompanying notes are an integral part of these consolidated financial statements.

3.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

DECEMBER 31, 2003

	Common Shares
			Additional		Total
	Number		Paid-in	Accumulated	Shareholders'
	of Shares	Amount	Capital	Deficit	Equity

Balance, June 30, 2003	8,188,780	$13,503,911	$-	$(13,754,866)	$(250,955)
Share consolidation 3:1	(5,459,187)	-	-	-	-
Common shares issued for shares of
AssistGlobal Inc. (including 750,000
shares issued as a finder's fee)	11,100,000	(13,503,911)	-	13,503,911	-
AssistGlobal Inc. shareholder deficiency
acquired on reverse acquisition	-	177,380	-	(278,849)	(101,469)
Stock options exercised	200,000	60,000	-	-	60,000
Issue of common shares for cash	1,973,750	315,800	-	-	315,800
Fair value of options issued to consultants	-	-	48,300	-	48,300
Net loss for the period	-	-	-	(296,456)	(296,456)

Balance, December 31, 2003	16,003,343	$553,180	$48,300	$(826,260)	$(224,780)

The accompanying notes are an integral part of these consolidated financial statements.

4.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,	2003	2002

CASH FLOWS (USED IN) PROVIDED BY:
OPERATING ACTIVITIES
Net loss	$(296,456)	$(138,206)
Adjustments for items not affecting cash:
Amortization	20,406	21,860
Stock-based compensation	48,300	-
Future income taxes	-	(1,034)
Extraordinary gain on settlement of debt	-	(45,000)
Changes in non-cash working capital balances:
Accounts receivable	(1,894)	(13,657)
Prepaid expenses	(23,420)	-
Accounts payable and accrued liabilities	21,839	74,351
Income taxes receivable	1,195	(377)
Unearned revenue	55,445	(5,213)

	(174,585)	(107,276)

FINANCING ACTIVITIES
Repayment of related party loans	(124,913)	(30,000)
Common stock issued for cash	315,800	-
Exercise of stock options	60,000	-
Repayment of capital leases	(3,265)	-
Repayment of conditional sales agreement	-	(3,285)

	247,622	(33,285)

INVESTING ACTIVITIES
Purchase of property and equipment	(3,572)	(23,142)
Cash acquired upon the reverse acquisition of
AssistGlobal Technologies Corp.	2,379	-

	(1,193)	(23,142)

INCREASE (DECREASE) IN CASH	71,844	(163,703)
CASH, beginning	5,856	169,559

CASH, ending	$77,700	$5,856

CASH IS COMPRISED OF:
Cash and cash equivalents	$77,700	$50,856
Bank indebtedness	-	(45,000)

	$77,700	$5,856

SUPPLEMENTAL INFORMATION
Cash paid to (received from):
Interest	$1,182	$2,242
Income taxes	$(1,195)	$-
Non-cash activities:
Property and equipment acquired under capital lease	$22,220	$-

The accompanying notes are an integral part of these consolidated financial statements.

5.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

1.

NATURE OF BUSINESS

The Company develops, sells, hosts and supports project and facility management software and provides other custom application solutions globally. The main proprietary line Microview FM is designed for use on PDA's. It records and updates facilities data on the spot for large scale reorganizations, employee moves, inventory, maintenance and inspection activities.

2.

REVERSE ACQUISITION OF ASSISTGLOBAL.COM COMMUNICATIONS INC. AND NAME CHANGES

These consolidated financial statements are the continuing financial statements of AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) ("ACI"), a company incorporated under the Canada Business Corporations Act. On July 6, 2003, ACI was recapitalized and acquired IGN Internet Global Network Inc. ("IGN"), an inactive Canadian corporation which traded on the Over-The-Counter Bulletin Board.

Pursuant to the terms of a Share Exchange Agreement dated July 6, 2003 between ACI, the Company and the shareholders of ACI, the shareholders of ACI agreed to exchange all of their shares of ACI for shares of IGN. On closing of the Share Exchange Agreement on July 6, 2003, IGN acquired all of the issued and outstanding shares of ACI by issuing 10,350,000 post consolidated common shares of IGN to the shareholders of ACI. As a result of this transaction, the shareholders in ACI acquired control of IGN. In addition, the Company issued 750,000 common shares as a finder's fee for the acquisition.

On September 9, 2003, a special shareholders' resolution was passed to change IGN's name to AssistGlobal Technologies Corp. ("ATC").

These consolidated financial statements are issued under the name of the legal parent ATC but are considered a continuation of the consolidated financial statements of the legal subsidiary, ACI.

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered particularly significant by the Company.

(a)

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, AssistGlobal Inc., AssistGlobal USA Inc., Microview Information Systems Inc. and G & S CAD Solutions Ltd., and the results of their operations from the dates of acquisition. All material intercompany transactions and balances are eliminated on consolidation.

(b)

Accounting estimates

The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses for the reporting period. Actual results could differ from those estimated by management.

6.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(c)

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

(d)

Deferred finance charges

Deferred finance charges relating to the Company's capital leases are amortized to interest expense over the terms of the leases.

(e)

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Annual rates of amortization are as follows:

Computer equipment

30%

declining balance

Computer software

50%

straight line

Furniture and fixtures

20%

declining balance

In the year of acquisition, these rates are reduced by one-half.

(f)

Intangible assets

Intangible assets consist of the VAR licence to sell Archibus FM software and is recorded at a nominal $1.

(g)

Revenue recognition

Revenue is recognized when earned. The Company provides turnkey web-hosted applications and sells packaged and custom software products and related consulting services. Software product revenues are recognized upon shipment of the software product only if no significant Company obligations remain, the fee is fixed or determinable, and collection is received or the resulting receivable is deemed probable. Revenue from packaged software products are recorded when the payment has been received and the software has been shipped. Revenue is recognized, net of discount and allowances, at the time of product shipment. Provisions are recorded for returns, concessions, and bad debts and at December 31, 2003 amounted to $NIL. Revenue related to obligations, which include telephone support for certain products, are based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence ("VSOE") when significant. The Company VSOE is determined by the price charged when each element is sold separately. Revenue from non-recurring programming, software engineering fees, consulting service, support arrangements and training programs are recognized when the services are provided.

(h)

Software development costs

Software development costs are capitalized upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors such as anticipated future revenue, estimated economic life, and changes in software and hardware technologies. Capitalizable software development costs have not been significant and accordingly no amounts have been capitalized.

7.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(i)

Functional currency

The Canadian dollar is the Company's functional currency. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at year end. Revenue and expense items are translated at the rate prevailing when they were incurred.

(j)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current taxes are recognized for the estimated income taxes payable for the current period.

Future income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases as well as the benefit of losses available to be carried forward to future years for tax purposes.

Future tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is recorded for future tax assets when it is more likely than not that such future tax assets will not be realized.

(k)

Stock-based compensation

Effective July 1, 2002, the Company adopted the new accounting standard for stock-based compensation issued by the Canadian Institute of Chartered Accountants. The standard sets out a fair value approach that is required for certain, but not all, stock-based transactions. The Company has elected not to follow the fair value method of accounting for stock options granted to directors and employees, and as permitted under the standard, no compensation cost is recorded on the granting of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of grant. Consideration paid on exercise of stock options is credited to capital stock.

Stock-based compensation on options granted to non-employees is recorded as an expense at the earlier of the completion of performance or vesting of the options granted, based upon the estimated fair value on the grant date.

(l)

Loss per share

Loss per share has been calculated based on the weighted average number of shares outstanding during the periods. Fully diluted loss per share has not been presented as it would be anti-dilutive.

8.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

4.

PROPERTY AND EQUITMENT

		Accumulated
	Cost	Amortization	2003	2002

Computer equipment	$51,920	$18,874	$33,046	$5,789
Computer software	38,122	36,190	1,932	11,871
Furniture and fixtures	16,924	8,375	8,549	18,888

	$106,966	$63,439	$43,527	$36,548

Included in property and equipment are assets acquired under capital leases with a cost of $22,220 (2002 - $NIL) and accumulated amortization of $3,333 (2002 - $NIL).

5.

DEMAND LOAN

The demand loan is unsecured, non-interest bearing with no fixed terms of repayment.

6.

CAPITAL LEASE OBLIGATIONS

The Company has entered into lease agreements to acquire computer equipment. The liability recorded under the capital leases represents the minimum lease payments payable net of imputed interest at an average rate of 28.37% per annum and is secured by computer equipment owned by the Company.

The Company's obligation under the capital leases consists of:

2003

Minimum lease payments payable	$24,683
Less: portion representing interest to be recorded over
the remaining term of the leases	5,728

18,955
Less: current portion	11,110

Long-term portion	$7,845

Future minimum annual lease payments payable under the capital leases are as follows:
Year ending:
2004	$14,461
2005	10,222

$24,683

7.

PROMISSORY NOTES PAYABLE, SHAREHOLDERS

The promissory notes payable to certain shareholders are unsecured, non-interest bearing and are repayable within 30 days of the Company receiving a single financing with a value of not less than $3,000,000. The shareholders have agreed to extend the repayment date to January 1, 2005.

9.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

8.

SHARE CAPITAL

(a)	Authorized 150,000,000 common shares without par value
(b)	Issued and fully paid
	Number of shares	Stated value

Balance at June 30, 2003	8,188,780	$13,503,911
Share consolidation 3:1	(5,459,187)	-
Common shares issued for shares of AssistGlobal Inc.
(including 750,000 shares issued as a finder's fee)	11,100,000	(13,503,911)
AssistGlobal Inc. shareholder deficiency acquired on
reverse acquisition	-	177,380
Issue of common shares for cash	1,973,750	315,800
Stock options exercised	200,000	60,000

Balance at December 31, 2003	16,003,343	$553,180

(c)Stock options The Company has 1,388,333 stock options outstanding in total. Summaries of options granted are as follows:

	Weighted average
	Number of shares	exercise price

Balance at June 30, 2003	1,011,000	$0.10
Consolidation 3:1	(674,000)	0.10
Exercised	(200,000)	0.30
Cancelled	(78,667)	0.30
Granted	1,330,000	0.39

Balance at December 31, 2003	1,388,333	$0.39

As at December 31, 2003, the following stock options were outstanding:
		Number		Number
	outstanding at			exercisable at
Exercise price	December 31, 2003		Expiry date	December 31, 2003

$0.30		1,333	June 13, 2004	1,333
$0.30		1,000	March 3, 2004	1,000
$0.30		56,000	January 25, 2007	56,000
$0.39	($0.30 US)	1,330,000	December 9, 2008	1,330,000

		1,388,333		1,388,333

10.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

8.

SHARE CAPITAL, continued

(d)

Stock-based compensation

During the year ended December 31, 2003, no compensation costs were recorded in the consolidated statements of operations for options granted to employees.

Had compensation costs been determined for employee awards granted during the year using the fair value based method at their respective grant dates, the Company's pro forma net loss and pro forma basic and fully diluted loss per share would have been as follows:

	2003	2002

Net loss, as reported	$296,456	$138,206
Compensation expense related to fair value
of stock options	231,976	-

Pro forma net loss	$528,432	$138,206

Loss per share, as reported	$0.02	$0.01
Pro forma loss per share	$0.04	$0.01

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

9.

FINANCIAL INSTRUMENTS

(a)

Fair values

The carrying amounts of cash and cash equivalents, accounts receivable, income taxes receivable, unearned revenue, accounts payable and accrued liabilities, demand loan and capital leases approximate their fair values due to the short-term maturity of these instruments.

(b)

Credit risk

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company sells its products to customers in Canada and the United States. One customer represents approximately 39% of the accounts receivable balance. The Company employs established credit approval policies to mitigate this risk.

(c)

Currency risk

Foreign currency risk reflects the risk that the Company's net assets will be negatively impacted due to fluctuations in exchange rates. The Company has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. At December 31, 2003, cash and cash equivalents include an overdraft balance of $12,354 US (2002 - $608), accounts receivable of $34,294 US (2002 - $51,473) and accounts payable of $22,472 US (2002 - $2,015).

11.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

12.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

13.

SEGMENTED INFORMATION

The Company operates primarily in the information technology industry. All of the Company's assets and employees are located in Canada.

14.

RISKS AND UNCERTAINTIES

The Company's future operating results may be affected by a number of factors. The Company is dependent upon a number of major suppliers. If a critical supplier had operational problems or ceased making services or software available to the Company, operations could be adversely affected. In particular, hosting services are purchased from one supplier.

15.

SUBSEQUENT EVENTS

(a)

Directors and employees stock options

Pursuant to a Directors' Resolutions dated January 16, 2004, the Company granted stock options to certain directors, senior officers, consultants and key employees of the Company to purchase up to 1,200,000 common shares of the Company at an exercise price of $0.25 US per share. These options expire January 16, 2009. Options for 1,000,000 shares were exercised January 29, 2004 for proceeds of $250,000 US ($332,788 CDN).

(b)

Private placement

Subsequent to December 31, 2003, the Company commenced a non-brokered private placement of up to 1,000,000 units at a price of $0.25 US per unit for total gross proceeds of $250,000 US. Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant ("Warrant"). Each Warrant will entitle the holder to purchase one additional common share at a price of $0.35 US per share for twelve months from the closing date as defined in the agreement and $0.45 US per share for a further period of six months to a maximum of eighteen months from the closing date. A commission of 7% may be payable on a portion of the private placement.

13.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC **British Columbia Securities Commission**

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 101 42, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1 L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange Issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status for* guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. General Instructions

(a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. Description of Business

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. Discussion of Operations and Financial Condition

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. Subsequent Events

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. Financings, Principal Purposes and Milestones

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. Liquidity and Solvency

Discuss the Issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
ASSISTGLOBAL TECHNOLOGIES CORP.			December 31, 2003	04/05/19
ISSUER ADDRESS				
1304 – 925 WEST GEORGIA STREET, CATHEDRAL PLACE				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3L2	(604) 682-4768	(604) 684-2181
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
SOKHIE PUAR		DIRECTOR		(604) 684-2181
CONTACT EMAIL ADDRESS		WEBSITE ADDRESS		
INFO@ASSISTGLOBAL.COM		WWW.ASSISTGLOBAL.COM		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"SOKHIE PUAR"	SOKHIE PUAR	04/05/19
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Supplementary Information, page 1

December 31, 2003

(Unaudited - Prepared by Management)

Section 1

Transactions with Non-Arms Length Parties during the current fiscal year-to-date:

During the year, the Company paid management and consulting fees of $121,277 to officers and directors of the Company and/or companies controlled by them.

During the year, the Company received $25,200 for software purchases and services from a company controlled by a director of the Company.

As at December 31, 2003, $1,141 was due from a company controlled by a director of the Company.

As at December 31, 2003, $64,900 was due to companies controlled by/or with common directors of the Company.

Section 2

A.

Securities Issued During the Current Fiscal Year-To-Date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
July 6, 2003	Common shares	Share exchange agreement(1)	10,350,000	$0.35(2)	$Nil	Reverse takeover	See **
July 6, 2003	Common shares	Share exchange agreement(1)	750,000	$0.35(2)	$Nil	Finder's fee**	Nil
September 26, 2003	Common shares	Private placement	1,973,750	$0.16	$318,500	Cash	Nil
November 3, 2003	Common shares	Exercise of options	100,000	$0.30	$30,000	Cash	Nil
December 9, 2003	Common shares	Exercise of options	100,000	$0.30	$30,000	Cash	Nil

(1) See Note 3 of financial statements.

(2) Deemed price as set out in the Share Exchange Agreement.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Supplementary Information, page 2

December 31, 2003

(Unaudited - Prepared by Management)

Section 2 (continued)

B.

Options Granted During the Current Fiscal Year-To-Date:

Date of Issue	Name of Optionee	Type of Option	Number of Shares	Exercise Price	Expiry Date
December 9, 2003	Robert Visser	Director	100,000	US$0.30	December 9, 2008
December 9, 2003	Sokhie Puar	Director	100,000	US$0.30	December 9, 2008
December 9, 2003	Geoffrey Dryer	Officer/Director	100,000	US$0.30	December 9, 2008
December 9, 2003	Catherine Stauber	Officer/Director	100,000	US$0.30	December 9, 2008
December 9, 2003	Praveen Varshney	Officer/Director	100,000	US$0.30	December 9, 2008
December 9, 2003	Peeyush Varshney	Officer	100,000	US$0.30	December 9, 2008
December 9, 2003	Various employees	Employee	730,000	US$0.30	December 9, 2008

Section 3

A.

Authorized and Issued Share Capital as at December 31, 2003:

Authorized share capital - 150,000,000 common shares without par value.

A total of 16,003,343 shares have been issued for a total of $553,180.

B.

Options, Warrants and Convertible Securities Outstanding as at December 31, 2003:

Type of Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Stock Options	1,333	$0.30	June 13, 2004
	1,000	$0.30	March 3, 2004
	56,000	$0.30	January 25, 2007
	1,330,000	$0.30US	December 9, 2008

C.

Shares in Escrow or Subject to Pooling as at December 31, 2003:

Common shares in escrow - Nil

D.

List of Directors and Officers as at December 31, 2003:

Geoffrey Dryer	Director & President
Catherine Stauber	Director & CEO
Praveen K. Varshney	Director & CFO
Sokhie Puar	Director
Robert Visser	Director
Peeyush K. Varshney	Corporate Secretary

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion, page 1

December 31, 2003

Message to Shareholders

Financial Results:

For the year ended December 31, 2003, the Company incurred a loss of $296,456 or $0.02 per share as compared to a loss of $138,206 or $0.01 per share for 2002.  During the year ended December 31, 2002, a debt of $45,000 owed to a shareholder of the Company was forgiven by the shareholder. This had the effect of reducing the amount of the loss for the year ended December 31, 2002 by the corresponding amount.

Total sales for the year ended December 31, 2003 were $651,290 compared to $495,322 for 2002.  General and administrative expenses were $470,060 during the year ended December 31, 2003 as compared to $329,012 for the year ended December 31, 2002.

Operations Update:

On July 7, 2003, the Company entered into a definitive acquisition agreement (the "Acquisition Agreement") with AssistGlobal.com Communications Inc. ("ACI") and its principal shareholders to acquire all of the issued and outstanding shares of ACI in exchange for the issuance of 10,350,000 post consolidated common shares of the Company (the "IGN Shares") at a deemed price of $0.35 per share. The transaction was treated as an exempt take over bid in the Province of British Columbia. As part of the transaction, the Company sought shareholder approval to consolidate its issued and outstanding common shares on a 1 new share for 3 old share basis.

In July 2003, the Company made application to and was granted approval from the TSX Venture Exchange to voluntarily de-list its common shares from the Exchange.  The common shares of the Company continue to trade on the NASD O.T.C. Bulletin Board in the United States under the trading symbol "AGBTF" and the Canadian Trading and Quotation System ("CNQ") under the trading symbol "AGBT.U".

The consolidation and name change of the Company to AssistGlobal Technologies Corp. was approved by the shareholders at the Company's annual general meeting held on September 9, 2003.

At the Company's annual general meeting, Praveen K. Varshney, Geoffrey Dryer, Robert Visser, Sokhie Puar and Catherine Stauber were appointed directors of the Company.  Geoffrey Dryer was appointed as President & Chief Technology Officer, Catherine Stauber was appointed as Chief Executive Officer, Praveen Varshney was appointed as Chief Financial Officer and Peeyush Varshney was appointed Corporate Secretary.

On October 7, 2003, the Company announced the launch of MicroView FM Version 2.6. This fully updated version of the mobile technology includes many improvements to existing MicroView functionality as well as a host of new features including Inspections and Surveys for Condition Assessment and Parts Inventory Management.  Orders are now being shipped worldwide.

AssistGlobal formally launched MicroView FM 2.6 to industry professionals at the World Workplace Conference in Dallas, Texas, which was held from October 19th to the 21st, 2003.

On October 15, 2003, the Company announced that Richard Variyan joined the Company as its new Vice President of Business Development.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion, page 2

December 31, 2003

Prior to joining the Company, Mr. Variyan held senior positions with Portal Software, Lucent Technologies and Data General. He recently held the positions of Portal Software's Regional Sales Manager for South East Asia and for Africa, providing billing solutions for the telecom market. In these roles, he proposed and negotiated successful relationships with local Asian and South African IT business partners. Together, with these partners, Mr. Variyan helped secure large contracts and long-lasting relationships with companies such as Vodacom South Africa and Telecom Indonesia.

Mr. Variyan also held the position of Major Accounts Sales Manager UK and Holland with the Software Products Group at Lucent Technologies, based in London, England. Prior to joining Lucent Technologies, Mr. Variyan was responsible for healthcare sales for Data General in Western Canada.

Mr. Variyan is focused on developing the Company's global partner relationships with Primavera and Archibus. He will also be leading the global expansion of the Company's MicroView software line and Application Hosting businesses.

Subsequent events

The Company granted to officers and directors 1,200,000 stock options under its Stock Option Plan. The stock options will be exercisable for a period of five years, at a price of US$0.25 per share.

On February 6, 2004, the Company introduced MicroView Parking ManagerTM, a ground-breaking tool that will maximize parking revenues and streamline operations for any business which manages large-scale parking operations.

MicroView Parking ManagerTM delivers powerful desktop and handheld tools with a broader range of functions than other traditional technologies. Parking passes, lot capacities, pass history, violations, tickets and waiting lists can all be managed through this innovative technology and in concert with existing enterprise information built on ARCHIBUS/FMTM. This technology can also be expanded through optional tools for MicroViewTM handheld computers.

On February 26, 2004, the Company announced that it had achieved further sales of its MicroView software products and hosting services to the healthcare sector.

Pursuant to contracts recently entered into, both local and international healthcare facilities have purchased the Company's MicroView software products and hosting services generating revenues in excess of  $234,000 for the Company. Two significant local regions, South Fraser Health Authority and Vancouver Coastal Health Authority and one significant non-local region, Children's Hospital of Philadelphia, PA, have signed contracts adding to a list of impressive recent agreements.

Other healthcare facilities using AssistGlobal products and services include: V.A. Medical Center (Los Angeles, CA), City of Hope (Los Angeles, CA), V.A. Medical Center (Salt Lake City, UT), Hershey Medical Center (Hershey, PA), Cedar Sinai Hospital (Los Angeles, CA), Santa Clara Valley Health & Hospital System (Santa Clara, CA), Mercy Health Partners (U.S.A.), Blue Cross Blue Shield (North Carolina) and Brigham & Women's Hospital (Boston, MA).

Budget restraints for most hospitals have forced a careful consideration at all levels prior to any purchase decisions.  AssistGlobal solutions favor a progressive, proactive approach to the management of healthcare facilities and operations.  The Company works with healthcare professionals to streamline workflow, eliminate redundancies and provide better access to their information.  The results are solutions that provide healthcare managers with measurable improvements to their operations.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Formerly IGN Internet Global Network Inc.)

Management Discussion, page 3

December 31, 2003

On March 18, 2004, the Company announced that it had entered a new market, Norway, for its MicroView/FM software products.

The Company has been working in collaboration with Infrastructure Management AS of Oslo, Norway, to localize MicroView/FM for the Norwegian language and has reached the final stages of completion. In anticipation of the demand for the product, Infrastructure Management has purchased 15 units of the Norwegian Version of Microview/FM for a value of CDN$33,000.

The Company completed a non-brokered private placement, initially announced on January 16, 2004, of 420,000 units at a price of US$0.25 per unit to 7 individuals for total proceeds of US$105,000. Each unit consists of one common share and one share purchase warrant of the Company. Each share purchase warrant entitles the holder to purchase one common share at a price of $US0.35 for 12 months from the date of issuance and $US0.45 for the next 6 months, to a maximum of 18 months from the date of issuance. The common shares are subject to a hold period expiring July 17th, 2004. The proceeds are being used for general working capital purposes.

Management would like to thank you for your continued support. We look forward to updating the Company's shareholders as opportunities for AssistGlobal progress.

On behalf of the Board of Directors,

"Praveen K. Varshney"

Praveen Varshney

Director

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

ASSISTGLOBAL TECHNOLOGIES CORP.

To be held at Suite 1200 – 750 West Pender Street, Vancouver, British Columbia on Wednesday, June 16, 2004 AT 9:30 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Sokhie Puar, a Director of the Company, or failing this person, Praveen K. Varshney, a Director of the Company, or Jed M. Hops, solicitor for the Company, or in the place of the foregoing, ____________________(*print name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ____________________________________

DATE SIGNED: __________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular):

	For	Against	Withhold
1. To appoint LDMB Advisors Inc., Chartered Accountants, as auditor of the Company at a remuneration to be fixed by the Directors		N/A	
2. To determine the number of Directors at five (5);			N/A
3. To elect as Director, Sokhie Puar;		N/A	
4. To elect as Director, Geoffrey Dryer;		N/A	
5. To elect as Director, Catherine M. Stauber;		N/A	
6. To elect as Director, Praveen K. Varshney;		N/A	
7. To elect as Director, Robert C. Visser.		N/A	
8. For disinterested shareholders, to approve the implementation of a stock option plan and the granting of incentive stock options thereunder.			N/A
9. To approve by Special Resolution, with or without amendment, to alter the Notice of Articles for the Company to remove the application of the Pre-existing Company Provisions (as defined in the *Business Corporations Act* (British Columbia)			N/A
10. To approve by Special Resolution, with or without amendment, to increase the authorized capital to an unlimited number of common shares, all without par value			N/A
11. To approve by Special Resolution, with or without amendment, to adopt new Articles of the Company			N/A
12. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

proxy.doc

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "**PACIFIC CORPORATE TRUST COMPANY**" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8, and its fax number is (604) 689-8144.

ONLY REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR

INTERNET VOTING AT http://www.stocktronics.com/webvote

proxy.doc

SUPPLEMENTAL MAILING LIST RETURN CARD

(National Policy 41)

NOTICE TO SHAREHOLDERS OF ASSISTGLOBAL TECHNOLOGIES CORP.

On October 28, 1987, the Canadian Securities Administrators gave approval to National Policy Statement No. 41 - Shareholder Communication (the "Policy") which essentially established a framework for communication between issuers and their registered and non-registered shareholders.

Companies incorporated in British Columbia were formerly required to deliver interim (semi-annual) financial statements only to their registered shareholders.  The Policy now exempts companies from having to deliver these statements to their registered shareholders if the companies send 1st, 2nd and 3rd quarter financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Return Card will be required annually in order to receive quarterly financial statements.  All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.

TO:

AssistGlobal Technologies Corp. (the "Company")

The undersigned certifies that he/she/it is the owner of securities (other than debt instruments) of the Company, and requests that he/she/it be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

Name (Please print)

Address

City/Province (or State)/Postal Code

Signature of shareholder, or if shareholder is a                                          Dated

  company, signature of authorized signatory.

Please complete and return this document along with your Proxy in the attached envelope or as indicated below.  As the supplemental list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

Pacific Corporate Trust Company
10th Floor, 625 Howe Street
Vancouver, British Columbia V6C 3B8
Tel:(604) 689-9853
Fax:(604) 689-8144